SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 2, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated December 2, 2015: Nokia shareholders approve all resolutions at Extraordinary General Meeting

STOCK EXCHANGE RELEASE

December 2, 2015

Nokia shareholders approve all resolutions at Extraordinary General Meeting

Nokia Corporation
Stock Exchange Release
December 2, 2015 at 18:20 (CET +1)

Nokia shareholders approve all resolutions at Extraordinary General Meeting

Espoo, Finland - Shareholders in Nokia Corporation today overwhelmingly expressed their support for the proposed acquisition of Alcatel-Lucent, by adopting all resolutions set forth in an Extraordinary General Meeting (“EGM”) concerning an authorization to issue shares and changes to the Articles of Association and composition of the Board of Directors. This follows the earlier-than-expected receipt of all regulatory approvals required to proceed with the proposed transaction and the launch of the French and U.S. public exchange offers for Alcatel-Lucent securities (the “Exchange Offers”). The planned transaction is expected to close in the first quarter of 2016 and is subject only to the satisfaction of the minimum tender condition or, if this condition is waived by Nokia, the crossing of the mandatory minimum acceptance threshold.

Risto Siilasmaa, Chairman of the Nokia Board of Directors, commented: “Nokia’s shareholders have today shown the full extent of their support for our proposed combination with Alcatel-Lucent. By ratifying the transaction in such great numbers, they have endorsed our strongly-held belief that the combined company will be better positioned to compete as a world leader in network technologies over the long-term.”

Rajeev Suri, President and CEO of Nokia Corporation, said: “We are delighted that the vast majority of Nokia’s shareholders recognize the long-term value creation opportunity that this proposed combination represents. We now encourage Alcatel-Lucent shareholders and convertible bondholders to help realize this potential by tendering their securities into the public exchange offer. By doing so, they would play an important role in helping to create a new leader in next generation technology and services for an IP connected world.”

The following resolutions were adopted at today’s Extraordinary General Meeting:

Authorization to the Board of Directors to resolve to issue shares

The EGM resolved to authorize the Nokia Board of Directors to resolve to issue in total a maximum of 2 100 million shares in one or more issues during the effective period of the authorization for the purposes of implementing the planned combination of Nokia and Alcatel-Lucent. No vote was requested at the EGM, but based on participation at the EGM, votes cast in advance and voting instructions received from nominee registered shareholders, shareholders showed their strong support with 99.49% of the votes represented at the EGM in favor of the proposal.

Pursuant to the authorization, the Board of Directors may issue Nokia shares to the holders of shares, American depositary shares and convertible bonds of Alcatel-Lucent as well as to beneficiaries of Alcatel-Lucent employee equity compensation arrangements in each case for the purpose of implementing the planned transaction or otherwise to effect the planned combination of Nokia and Alcatel-Lucent. The authorization includes the right for the Board of Directors to resolve on all other terms and conditions of the issuance of shares, including the right for issuance in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization is effective until December 2, 2020. The authorization does not terminate the authorization for issuance of shares and special rights entitling to shares granted to the Board of Directors by the Annual General Meeting held on May 5, 2015.

Resolutions on the amendment of the Articles of Association and changes to the composition of the Board of Directors

The EGM resolved, in accordance with the proposal by the Board of Directors, to amend articles 2, 4 and 9 of the Articles of Association of Nokia, including the object of the company as well as certain provisions related to the Board of Directors and General Meeting venue.

The EGM resolved, in accordance with the proposal by the Corporate Governance and Nomination Committee, to increase the number of members of the Board of Directors to ten (10) members and to elect Louis R. Hughes, Jean C. Monty and Olivier Piou as new members of the Board of Directors of Nokia subject to and following the successful completion of the Exchange Offers and subject to the registration of the amendment of the Articles of Association. Elizabeth Doherty, who is currently a member of the Board of Directors, has informed the Corporate Governance and Nomination Committee that she will step down from the Board of Directors subject to and following the successful completion of the Exchange Offers.

The above changes would become effective upon completion of the Exchange Offers, and thus, the term of the new members would begin on the day immediately following the date of settlement and delivery of the Nokia shares to the holders of Alcatel-Lucent securities after the first offer period and expire on the closing of the Nokia Annual General Meeting in 2016. The new members of the Board of Directors elected at the EGM would receive the same annual remuneration as is paid to the members of the Board of Directors elected at the Nokia Annual General Meeting on May 5, 2015, prorated by the new Board members’ time in service until the closing of the Annual General Meeting in 2016.

The Corporate Governance and Nomination Committee will propose to the Board of Directors at the assembly meeting of the new Board of Directors taking place after the successful completion of the Exchange Offers that Olivier Piou be elected as the new Vice Chairman of the Board of Directors. Risto Siilasmaa will continue as the Chairman of the Board of Directors.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Microsite details

Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as, “expect”, “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the expected closing of the transaction; expected term of the new directors; compensation of the new directors; the expected proposal for the role of vice chairman of the Board of Directors, the expected chairman of the Board of Directors and statements by Mr. Siilasmaa and Mr. Suri. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the success of the exchange offer; the performance of the global economy; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American depositary shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO; the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333- 206365) or the Solicitation / Recommendation Statement on Schedule 14D-9 each filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel-Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (“AMF”) on October 29, 2015 and which received the visa of the AMF on November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel-Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal